EXHIBIT 12.1

MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the nine months ended January 25, 2008 and the fiscal years ended April 27, 2007, April 28, 2006, April 29, 2005, April 30, 2004, and April 25, 2003 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on
Form 10-K.

	Nine months ended January 25, 2008	Year ended April 27, 2007	Year ended April 28, 2006	Year ended April 29, 2005	Year ended April 30, 2004	Year ended April 25, 2003

Earnings:
Net earnings	$1,418	$2,802	$2,547	$1,804	$1,959	$1,600
Income taxes	463	713	614	740	838	742
Minority interest (loss)/income	—	—	—	(1)	3	(1)
Capitalized interest(1)	(2)	(3)	(3)	(1)	—	(1)

	$1,879	$3,512	$3,158	$2,542	$2,800	$2,340

Fixed Charges:
Interest expense(2)	$193	$229	$116	$55	$56	$47
Capitalized interest(1)	2	3	3	1	—	1
Amortization of debt issuance costs(3)	9	14	4	1	—	—
Rent interest factor(4)	30	34	26	24	21	18

	$234	$280	$149	$81	$77	$66

Earnings before income taxes and fixed charges	$2,113	$3,792	$3,307	$2,623	$2,877	$2,406

Ratio of earnings to fixed charges	9	14	22	32	37	36

(1)	Capitalized interest relates to construction projects in process.

(2)	Interest expense consists of interest on indebtedness.

(3)

Represents the amortization of debt issuance costs incurred in connection with the Company’s registered debt securities. See Note 6 to the condensed consolidated financial statements for further information regarding the debt securities.

(4)	Approximately one-third of rental expense is deemed representative of the interest factor.